UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K; ☐ Form 20-F; ☐ Form 11-K; ☐ Form 10-Q; ☐ Form 10-D; ☐ Form N-SAR; ☐ Form N-CSR

For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Starco Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

250 26th Street, Suite 200
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90402
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 31, 2024, Starco Brands, Inc. (the “Registrant”) is unable to complete the filing of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2023. The Registrant filed a Current Report on Form 8-K on March 21, 2024 (“Form 8-K”), inclusive of an agreement that had the effect of impacting the fair value calculations of certain potential future stock payables and the carrying values included in the Registrant’s financial statements. In order to accurately calculate the potential future stock payable, the Company needed to obtain a valuation from a third-party valuation firm following the filing of the Form 8-K. The Registrant has determined that it is unable to file the Annual Report within the prescribed time period because it experienced unexpected delays in the collection and compilation of certain information required to be included in the Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ross Sklar	(888)	484-1908
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the years ended December 31, 2022 and 2023, the Company embarked on a strategy to grow its consumer product line offerings through the acquisition of multiple subsidiaries with established behavior changing products and brands, which resulted in three acquisitions as follows: (i) The AOS Group Inc., a Delaware corporation (“AOS”) on September 12, 2022, (ii) Skylar Body, Inc. (“Skylar”) on December 29, 2022, and (iii) Soylent Nutrition, Inc., a Delaware corporation (“Soylent”) on February 15, 2023.

Of the three acquisitions noted above, only the AOS acquisition had material revenue and expenses attributed the Registrant’s consolidated financial statements for the year ended December 31, 2022, compared to all three acquisitions having material revenue and expenses attributed to the Resistant’s consolidated financial statements for the year ended December 31, 2023.

For the year ended December 31, 2023, the Registrant recorded revenues of $65.3 million, compared to $7.8 million the year ended December 31, 2022, an increase of $57.5 million or 736%. The bulk of revenue growth came from acquisitions, primarily revenue from Soylent’s acquisition date forward and a full year of revenue for Skylar, representing 58.5% and 16.5% of total revenue, or $38.2 million and $10.8 million, respectively, for the year ended December 31, 2023.

For the year ended December 31, 2023, the Registrant recorded cost of goods sold of $37.1 million, compared to $0.8 million for the year ended December 31, 2022, an increase of $36.4 million or 4682%. The increase of cost of goods sold came almost entirely from acquisitions, primarily cost of goods sold from Soylent’s acquisition date forward and a full year of cost of goods sold for Skylar, representing 82% and 8% of total cost of goods sold, or $30.5 million and $2.8 million, respectively.

For the year ended December 31, 2023, compensation expense increased $14.7 million, or 1253% to $15.9 million compared to $1.2 million for the year ended December 31, 2022. The increase was primarily due to stock-based compensation increasing to $10.5 million in the year ended December 31, 2023, from $0.5 million for the year ended December 31, 2022, representing an increase of $9.9 million. The increase in stock-based compensation is due primarily to shares of Whipshots Holdings being issued to Washpoppin and increased warrants expense. Compensation expense also increased from the addition of compensation costs from the acquisitions of AOS, Skylar and Soylent.

For the year ended December 31, 2023, the Registrant incurred $5.9 million in professional fees compared to $1.8 million in the prior period, an increase of $4.0 million, or 222%. The increase in the year ended December 31, 2023 is primarily due to an increase in contractor fees, banking, legal, valuation and audit fees related to the acquired businesses Soylent, Skylar, and AOS.

For the year ended December 31, 2023, the Registrant incurred $21.4 million in marketing, general and administrative expense as compared to $2.8 million for the year ended December 31, 2022, an increase of $18.7 million, or 676%. The increase can be attributed to addition of the acquired businesses and an increase in spending on marketing and increased amortization expense.

For the year ended December 31, 2023, the Registrant incurred a fair value share adjustment loss of $0.2 million. This was due to the fair value of the Soylent sellers’ rights to receive additional Starco shares decreasing as described below. The total share adjustment value as of December 31, 2023 is $36.9 million and will be paid out in shares in 2024 and 2025.

For the year ended December 31, 2023, the Registrant incurred a goodwill impairment loss of $29.6 million. The Starco Brands segment was impaired $9.1 million and the Soylent segment was impaired $20.5 million. Total remaining goodwill for the Registrant as of December 31, 2023 is $26.7 million.

For the year ended December 31, 2023, the Registrant recorded a net loss of approximately $46 million, compared to net income of $1.0 million for the year ended December 31, 2022. The change from net income to net loss is primarily due to goodwill impairment loss of $29.7 million, stock-based compensation, and professional fees, in addition to the contributions from the acquired businesses AOS, Skylar and Soylent.

The foregoing descriptions are approximations in good faith and summaries of the financial results. They do not purport to be complete, and are qualified in their entirety by reference to the full Annual Report on Form 10-K that will be filed by the Registrant for the year ended December 31, 2023. Any capitalized terms used but not defined herein shall have the respective meanings ascribed to such term in the Annual Report on Form 10-K that will be filed by the Registrant for the year ended December 31, 2023.

Starco Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Ross Sklar
Ross Sklar
Chief Executive Officer